UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42898

One and one Green Technologies. INC

(Translation of registrant’s name into English)

1st Diliman
San Rafael Bulacan, Philippines, 3008

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On April 10, 2026, One and one Green Technologies, Inc., a Cayman Islands exempted company (the “Company”) entered into certain securities purchase agreements (the “Securities Purchase Agreements”) with the investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, on a “best-efforts” basis (the “Offering”), 1,733,333 units, each unit consisting of one Class A ordinary share of the Company, par value $0.0001 per share (the “Class A Ordinary Shares”) and one warrant to purchase up to one and a half Class A Ordinary Shares (the “Common Warrant”), at an offering price of $7.50 per unit, for a gross proceeds of approximately $13 million, before deducting placement agent fees and offering expenses. In addition, at the closing of the Offering which took place on April 13, 2026, the Company issued to the Purchasers warrants (the “Greenshoe Warrants”) to purchase up to an additional 400,000 Class A Ordinary Shares at an exercise price of $7.50 per share, representing up to an additional $3.0 million of potential gross proceeds to the Company, if and to the extent exercised.

Each of the Common Warrants has an exercise price of $8.25 per share, and is exercisable beginning on the date of issuance, and will expire 3.5 years after the date of issuance. Each Common Warrant entitles the holder to purchase up to a number of Class A Ordinary Shares equal to 150% of such Purchaser’s shares purchased in the Offering, subject to automatic increase upon each exercise of any Greenshoe Warrant. Each of the Greenshoe Warrants has an exercise price of $7.50 per Class A Ordinary Share, and is exercisable beginning on the date of issuance, and will expire 45 days after the closing, subject to extension as set forth therein.

The Securities Purchase Agreements contain customary representations, warranties and covenants of the Company and the Purchasers, as well as customary indemnification obligations of the parties. The Offering closed on April 13, 2026.

The Securities were offered pursuant to a registration statement on Form F-1 (File No. 333-294587) filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 8, 2025 and declared effective on March 27, 2026. The Offering was made only by means of a prospectus that forms a part of such registration statement. The Class A Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “YDDL.”

FT Global Capital, Inc. acted as the exclusive placement agent (the “Placement Agent”) in the Offering pursuant to a Placement Agency Agreement (the “Placement Agency Agreement”) dated April 10, 2026, by and between the Company and the Placement Agent. The Company agreed to pay the Placement Agent a cash fee equal to 7.0% of the aggregate gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent for certain due diligence and travel expenses up to $45,000 and legal fees of the Placement Agent’s counsel up to $65,000. In addition, the Company agreed to issue to the Placement Agent or its designees at the closing a warrant to purchase such number of Class A Ordinary Shares equal to 5% of the shares sold in the Offering, at an exercise price equal to $9.00 per Class A Ordinary Share (the “Placement Agent Warrants”), which Placement Agent Warrants are exercisable for a term not to exceed 3.5 years from the commencement of sales in the Offering.

The foregoing descriptions of the Placement Agency Agreement, Form of Warrant, Form of Greenshoe Warrant, Form of Placement Agent Warrant, and the Securities Purchase Agreement are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 1.1, Exhibits 4.1, Exhibits 4.2, Exhibits 4.3, and Exhibits 10.1 to this Report on Form 6-K, respectively, and are incorporated herein by reference.

On April 10, 2026, the Company issued a press release announcing the pricing of the Offering, a copy of which is furnished as Exhibit 99.1 hereto. On April 13, 2026, the Company issued a press release announcing the closing of the Offering, a copy of which is furnished as Exhibit 99.2 hereto.

EXHIBITS INDEX

Exhibit No.	Description
1.1	Placement Agency Agreement
4.1	Form of Warrant
4.2	Form of Greenshoe Warrant
4.3	Form of Placement Agent Warrant
10.1	Form of Securities Purchase Agreement
99.1	Pricing Press Release
99.2	Closing Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2026	One and one Green Technologies. INC

	By:	/s/ Caifen Yan
	Name:	Caifen Yan
	Title:	Chief Executive Officer, Chair of the Board and Director

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